FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 9th February 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS IN ACCORDANCE WITH DTR 3.1

Date of Notification:	05 February 2010
Today’s date:	09 February 2010
Name of Issuer:	Royal Dutch Shell plc (“RDS”)
Date of transaction:	05 February 2010

Reason for responsibility to notify:

Notification relating to a transaction notified in accordance with: DTR 3.1.4 R(1)(a)

Name of Directors:

Directors who have interests in employee share plans (names listed below)

Nature of the transaction:

1) Confirmation of the number of RDS shares deferred under the Deferred Bonus Plan (“DBP”) representing a percentage of their annual bonus that will be disclosed for performance year 2009.

2) The award of conditional RDS shares under the Long-Term Incentive Plan (“LTIP”).

Consideration for the transaction:

1) Percentage of cash value of the annual bonus awards for performance year 2009 that is to be converted into shares (DBP)

Peter Voser	50% of bonus	€ 931,838
Malcolm Brinded	50% of bonus	€ 710,875
Simon Henry	50% of bonus	€ 333,995

2) No consideration (LTIP).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Directors:

DBP:
Peter Voser	47,121	RDSA
Malcolm Brinded	37,474	RDSB
Simon Henry	17,607	RDSB

LTIP:
Peter Voser	227,560	RDSA
Malcolm Brinded	148,660	RDSB
Simon Henry	107,541	RDSB

NOTE

The DBP provides for Directors to accrue dividends in the form of shares (“dividend shares”) on their deferred bonus shares; also up to four performance related matching shares can be earned depending on the performance of the Company, the number of such additional matching shares ranging from nil to four for every four deferred bonus shares and dividend shares held. For the purposes of disclosure and maintenance of certain records, the number of shares is taken to be the number of deferred bonus shares and dividend shares on such deferred bonus shares.

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 9 February 2010